SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

EVe Mobility Acquisition Corp

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G3218G 109

(CUSIP Number)

Narinder Singh
Chief Executive Officer
Blufire Capital Limited
c/o EVe Mobility Acquisition Corp

4001 Kennett Pike, Suite 302

Wilmington, DE 19807

(302) 273-0014

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Andrew Tucker

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue NW, Suite 900

Washington, DC 20001

Telephone: (202) 689-2800

February 26, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3218G 109

1.	Names of Reporting Persons. Blufire Capital Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Arab Emirates

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 6,320,667 (1)
	8.	Shared Voting Power --
	9.	Sole Dispositive Power 6,320,667(1)
	10.	Shared Dispositive Power --

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,320,667
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 40.5% (2)
14.	Type of Reporting Person: CO

(1)	Consisting of 6,320,667 Class A Ordinary Shares.

(2)	Calculated based upon 15,603,171 Class A Ordinary Shares outstanding as of September 30, 2023, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with Securities and Exchange Commission on November 20, 2023.

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A Ordinary Shares, par value $0.0001 per share (the “Class A Ordinary Shares”) of EVe Mobility Acquisition Corp, a Cayman Islands exempted company (the “Issuer”), whose principal executive offices are located at 4001 Kennett Pike, Suite 302, Wilmington, DE 19807.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by Blufire Capital Limited (the “Reporting Person”).

(b)	The principal business address for the Reporting Person is c/o EVe Mobility Acquisition Corp, 4001 Kennett Pike, Suite 302.

(c)	The principal occupation of the Reporting Person is new sponsor of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United Arab Emirates entity.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the Class A Ordinary Shares currently beneficially owned by the Reporting Person was assuming certain liabilities of the Issuer and EVe Mobility Sponsor LLC. The source of these funds was working capital of Blufire Capital Limited (the “New Sponsor”).

Item 4. Purpose of Transaction.

The Class A Ordinary Shares purchased by the Reporting Person have been acquired for investment purposes.

Purchase and Sponsor Handover Agreement

On February 2, 2024, EVe Mobility Acquisition Corp, a Cayman Islands exempted company (“EVe”), entered into a Purchase and Sponsor Handover Agreement (the “Purchase and Sponsor Handover Agreement”) with Blufire Capital Limited, an Abu Dhabi private company limited by shares, and EVe Mobility Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), pursuant to which, subject to satisfaction of certain conditions, (i) the Sponsor agreed to transfer and assign 6,320,667 Class A ordinary shares, par value $0.0001 per share, of EVe (“Class A Ordinary Shares”) in exchange for the New Sponsor assuming certain liabilities of EVe and the Sponsor, including costs and expenses incurred by EVe and the Sponsor in the ordinary course of business or in connection with the transactions contemplated by the Purchase and Sponsor Handover Agreement, and (ii) the New Sponsor agreed to become the sponsor of EVe (together, the “Sponsor Handover”). New Sponsor also agreed to convert approximately $425,000 of working capital notes owed by EVe to the Sponsor into Class A Ordinary Shares at the closing of an initial business combination of EVe at a rate of one Class A Ordinary Share for every $10.00 principal amount of such working capital notes.

As a condition to consummation of the Sponsor Handover, new members of EVe’s board of directors (the “Board”) and a new management team for EVe must be appointed by the existing Board and the existing Board members and the existing management team (other than EVe’s Chief Operating Officer, Jesvin Kaur) must resign (the “Director and Management Handover”), which must be effective upon consummation of the Sponsor Handover. Each of the parties agreed to use its best efforts to, as soon as reasonably practicable following the signing of the Purchase and Sponsor Handover Agreement, prepare and coordinate the filing of an information statement to EVe’s shareholders in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder with the Securities and Exchange Commission (the “SEC”).

Pursuant to the terms of the Purchase and Sponsor Handover Agreement, the New Sponsor also agreed, among other things, to (i) indemnify and hold harmless the Sponsor on terms that are the same as each of the Indemnity Agreements (the “Indemnity Agreements”), dated December 14, 2021 and October 13, 2023, entered into between EVe and each of the current and former directors and officers of EVe (the “Indemnitees”) in connection with EVe’s initial public offering, and, if requested by the Sponsor or any other Indemnitee, EVe and the New Sponsor shall assume the defense of any relevant claims or proceedings, (ii) on or prior to the closing of the transactions contemplated by the Purchase and Sponsor Handover Agreement, at its own cost and expense to (a) extend the term of the existing directors and officers liability insurance policy until December 17, 2024 and (b) obtain commercially reasonable run-off or “tail” directors and officers liability insurance policy coverage, and (iii) with effect from the closing of the transactions contemplated by the Purchase and Sponsor Handover Agreement, join as a party to the Letter Agreement, dated December 14, 2021, by and among the Sponsor, the officers and directors of EVe and EVe (the “Letter Agreement”).

The Purchase and Sponsor Handover Agreement provides that consummation of the Sponsor Handover is conditional on, among other things, (i) each of the underwriters of EVe’s initial public offering (the “Underwriters”) waiving in writing (a) its right to receive the deferred underwriting fee and any other amounts or rights it may have pursuant to the Underwriting Agreement, dated December 14, 2021, by and among the Underwriters and EVe, and (b) all rights and fees they may have under the Business Combination Marketing Agreement, dated December 14, 2021, by and among the Underwriters and EVe, (ii) the New Sponsor joining as a party to the Letter Agreement, (iii) the Director and Management Handover, and (iv) the New Sponsor, at its own cost and expense, having extended the term of the existing directors and officers liability insurance policy until December 17, 2024.

In addition, pursuant to the terms of the Purchase and Sponsor Handover Agreement, (i) each of the parties thereto agreed, among other things, that the provisions of the Indemnity Agreements shall remain in full force and effect notwithstanding any resignation of the directors and officers of EVe, and (ii) EVe and the New Sponsor agreed to release the directors and officers of EVe (as of the date of the Purchase and Sponsor Handover Agreement) and the Sponsor from any and all claims relating to EVe that accrued or may have accrued prior to consummation of the Sponsor Handover. The New Sponsor also agreed to (i) use its best efforts to, upon filing any definitive proxy statement of EVe for an extraordinary meeting of shareholders with the SEC, (a) include a proposal to change the name of EVe to a name selected by the New Sponsor, (b) obtain approval of the proposals set forth in such definitive proxy statement, and (c) following receipt of such approval, change the name of EVe and change the “tickers” under which each of EVe’s securities trades on the NYSE American LLC to different “tickers” to be selected by the New Sponsor, and (ii) procure that, in connection with an initial business combination entered into by EVe, the Sponsor and the independent directors of EVe (as of the date of the Purchase and Sponsor Handover Agreement) shall have the benefit of demand, piggyback and shelf registration rights with respect to any securities of EVe (or any successor company following an initial business combination) that are owned by the Sponsor or such independent directors on terms that are at least equal to those granted to the New Sponsor in connection with such initial business combination.

There can be no assurance that the conditions to the consummation of the Sponsor Handover will be satisfied or that the Sponsor Handover will be consummated.

The Purchase and Sponsor Handover Agreement contains customary representations and warranties of the parties, including, among others, with respect to corporate authority. The representations and warranties of each party set forth in the Purchase and Sponsor Handover Agreement were made solely for the benefit of the other parties to the Purchase and Sponsor Handover Agreement, and shareholders of EVe are not third-party beneficiaries of the Purchase and Sponsor Handover. In addition, such representations and warranties (a) are subject to materiality and other qualifications contained in the Purchase and Sponsor Handover Agreement, which may differ from what may be viewed as material by shareholders of EVe, (b) were made only as of the date of the Purchase and Sponsor Handover Agreement or such other date as is specified in the Purchase and Sponsor Handover Agreement and (c) may have been included in the Purchase and Sponsor Handover Agreement for the purpose of allocating risk between the parties rather than establishing matters as facts. Accordingly, the Purchase and Sponsor Handover Agreement is included with this filing only to provide shareholders of EVe with information regarding the terms of the Purchase and Sponsor Handover Agreement, and not to provide shareholders of EVe with any other factual information regarding any of the parties or their respective businesses.

The foregoing description of the Purchase and Sponsor Handover Agreement is not complete and is qualified in its entirety by reference to the text of the Purchase and Sponsor Handover Agreement, which is filed as Exhibit 10.1 hereto and which is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) – (b)	Calculations of the percentage of Class A Ordinary Shares beneficially owned is based on 2,875,000 Class A Ordinary Shares as of the Record Date, as reported in the Issuer’s 14f-1, filed with the SEC on February 1, 2024.

(c)	Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions in the Class A Ordinary Shares in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On February 2, 2024, the Reporting Person and the Issuer entered the Agreement described in Item 4 above. The Agreement is filed as Exhibit 10.1 hereto and incorporated by herein reference.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description
10.1	Purchase and Sponsor Handover Agreement, dated February 2, 2024, by and among EVe Mobility Acquisition Corp, Blufire Capital Limited, and EVe Mobility Sponsor LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by EVe Mobility Acquisition Corp on February 7, 2024)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2024

Blufire Capital Limited

By:	/s/ Narinder Singh
Name:	Narinder Singh
Title:	Chief Executive Officer